UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 3, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

All capitalized terms used herein have a meaning set forth in the Offering Circular.

Item 1. Fundamental Changes

Formation of New Company

Energea Portfolio 3 Holdco Ltd ("Holdco") was incorporated on October 30, 2023, as a private South African company, with registration No. 2023/164388/07 and with registered office address at 15 Alice Lane, Sandton, Gauteng, 2196 and is wholly owned by the Company.

Holdco has engaged Simon Paul Magner, ID: 8005295158084, as the executive accounting officer.

Summary of Transaction

The Company and Holdco entered into a series of agreements with Sun Exchange (Pty) Ltd and The Sun Exchange (SA) Bewind Trust, resulting in the transition of project management and ownership from Sun Exchange to Holdco.

In connection with the transition of project management and ownership from Sun Exchange to Holdco, two sets of agreements were executed: one related to projects in which the Company owned 100% of the solar cells and another related to projects in which the solar cells were partially owned by the Company. Although executed separately, the intent and structure of both sets of agreements were materially similar.

Although the transaction agreements between the Company, Holdco, and Sun Exchange (Pty) Ltd and The Sun Exchange (SA) Bewind Trust were executed in December 2024 and February 2025, the effective transfer of the Projects and related assets occurred on April 30, 2025. This delay was due to the time required to complete VAT registration in South Africa, which was a necessary condition for the operational transfer of the Projects.

A.    Projects 100% Owned by Energea

The following agreements were executed to transfer the management and ownership of the following Projects in which the Company already owned 100% of the solar cells: Anchor Foods, CPOA Trianon Retirement Village, Connaught Business Park, Laerskool Dr Havinga, CPOA Quadrant Gardens, CPOA Constantia Place Retirement Village, Bosmansdam High School, CPOA Eventide, Montagu High School, Robertson Voorbereidingskool and Swellendam Secondary School.

Table 1
Agreement	Heads of Agreement
Parties	Sun Exchange (Pty) Ltd ("Operator") The Sun Exchange (SA) Bewind Trust ("Trust") Energea Portfolio 3 Africa LLC ("Cell Owner") Energea Portfolio 3 Holdco Proprietary Limited ("Purchaser")
Date	December 6, 2024
Object
Sale of the Components and Project Assets, through the execution of the following documents: (i) a sale of assets agreement in which the Cell owner shall purchase, at nominal value, the Components (the balance of equipment and components of the photovoltaic system of the Projects, excluding the Solar Cells, already 100% owned by the Company) ("Components"), at nominal value, from the Operator; (ii) a sale of assets agreement pursuant to which the Cell Owner will sell the project assets (the entire photovoltaic system, including the Components and Solar Cells) ("Project Assets") to Purchaser and (iii) a deed of cession and assignment of the rights and obligations under the Asset Lease and EPC Agreements from the Trust to the Purchaser.

Table 2
Agreement	Memorandum of Cession, Assignment, and Delegation of Asset Lease Agreement
Parties	The Sun Exchange (SA) Bewind Trust ("Cedent") Energea Portfolio 3 Holdco Proprietary Limited ("Cessionary")
Date	January 31st, 2025
Object	The assignment, by the Cedent, all rights, title and interest under and to the Lease Agreement and assigns, delegates and makes over to the Cessionary all its obligations under the Lease Agreement.
Indemnification
The Cedent agreed to indemnify, defend, and hold harmless the Cessionary, its successors, affiliates, and assigns, from and against any and all losses, damages, liabilities, claims, actions, judgments, and legal fees, which the Cessionary may suffer or incur as a result of any breach of the Cedent's obligations, representations, or warranties under the Lease Agreement up to and including the date of assignment.

Table 3
Agreement	Memorandum of Cession, Assignment, and Delegation of EPC Agreement
Parties	Sun Exchange (Pty) Ltd ("Cedent") Energea Portfolio 3 Holdco Proprietary Limited ("Cessionary")
Date	January 31st, 2025
Object	The assignment, by the Cedent, all rights, title and interest under and to the EPC Agreement and assigns, delegates and makes over to the Cessionary all its obligations under the EPC Agreement.
Indemnification
The Cedent agreed to indemnify, defend, and hold harmless the Cessionary, its successors, affiliates, and assigns, from and against any and all losses, damages, liabilities, claims, actions, judgments, and legal fees, which the Cessionary may suffer or incur as a result of any breach of the Cedent's obligations, representations, or warranties under the EPC Agreement up to and including the date of assignment.

Table 4
Agreement	Memorandum of Agreement of Sale
Parties	Sun Exchange (Pty) Ltd ("Seller") Energea Portfolio 3 Holdco Proprietary Limited ("Purchaser")
Date	December 6, 2024
Object	Sale of the Sale Assets from Seller to Purchaser.
Purchase Consideration	R1 (one rand), exclusive of VAT

Table 5
Agreement	Sale of Assets Agreement
Parties	Energea Portfolio 3 Africa LLC (as Seller) Energea Portfolio 3 Holdco Proprietary Limited (as Purchaser)
Date	April 30, 2025
Object	Sale of the Sale Assets from Seller to Purchaser.
Purchase Consideration	$1,789,218.22

B.    Projects Partially Owned by Energea

A separate set of agreements, with the same structure as above, was signed to transfer management and ownership of the following Projects in which the Company owned part of the solar cells: Baysville Special School, CPOA Avondrust and Zandvliet Care Facility.

Table 6
Agreement	Heads of Agreement
Parties	Sun Exchange (Pty) Ltd ("Operator") The Sun Exchange (SA) Bewind Trust ("Trust") Energea Portfolio 3 Holdco Proprietary Limited ("Purchaser") Energea Portfolio 3 Africa LLC ("Cell Owner")
Date	February 26, 2025
Object
Sale to Purchaser of the (i) Components, (ii) Solar Cells not owned by the Cell Owner and (iii) Solar Cells owned by Cell Owner, through the execution of the following documents: (i) a sale of assets agreement in which the Purchaser shall purchase, at nominal value, the components (the balance of equipment and components of the photovoltaic system of the Projects, excluding the Solar Cells, already 100% owned by the Company) ("Components"), from the Operator and the Solar Cells not owned by Cell Owner from the Trust; (ii) a sale of assets agreement pursuant to which the Owner will sell Solar Cells to Purchaser and (iii) a deed of cession and assignment of the rights and obligations under the Asset Lease and EPC Agreements to Purchaser.

Table 7
Agreement	Memorandum of Cession, Assignment, and Delegation of Asset Lease Agreement
Parties	The Sun Exchange (SA) Bewind Trust (as Cedent) Energea Portfolio 3 Holdco Proprietary Limited (as Cessionary)
Date	February 26, 2025
Object	The assignment, by the Cedent, all rights, title and interest under and to the Lease Agreement and assigns, delegates and makes over to the Cessionary all its obligations under the Lease Agreement.
Indemnification
The Cedent agreed to indemnify, defend, and hold harmless the Cessionary, its successors, affiliates, and assigns, from and against any and all losses, damages, liabilities, claims, actions, judgments, and legal fees, which the Cessionary may suffer or incur as a result of any breach of the Cedent's obligations, representations, or warranties under the Lease Agreement up to and including the date of assignment.

Table 8
Agreement	Memorandum of Cession, Assignment, and Delegation of EPC Agreement
Parties	Sun Exchange (Pty) Ltd (as Cedent) Energea Portfolio 3 Holdco Proprietary Limited (as Cessionary)
Date	February 26, 2025
Object	The assignment, by the Cedent, all rights, title and interest under and to the EPC Agreement and assigns, delegates and makes over to the Cessionary all its obligations under the EPC Agreement.
Indemnification
The Cedent agreed to indemnify, defend, and hold harmless the Cessionary, its successors, affiliates, and assigns, from and against any and all losses, damages, liabilities, claims, actions, judgments, and legal fees, which the Cessionary may suffer or incur as a result of any breach of the Cedent's obligations, representations, or warranties under the EPC Agreement up to and including the date of assignment.

Table 9
Agreement	Memorandum of Agreement of Sale
Parties	Sun Exchange (Pty) Ltd and The Sun Exchange (SA) Bewind Trust (as Seller) Energea Portfolio 3 Holdco Proprietary Limited (as Purchaser)
Date	February 26, 2025
Object	Sale of the Sale Assets from Seller to Purchaser.
Purchase Consideration	R 5,158,149.35, exclusive of VAT

Table 10
Agreement	Sale of Assets Agreement
Parties	Energea Portfolio 3 Africa LLC (as Seller) Energea Portfolio 3 Holdco Proprietary Limited (as Purchaser)
Date	April 30, 2025
Object	Sale of the Sale Assets from Seller to Purchaser.
Purchase Consideration	$184,030.38

With the execution of the agreements listed in item A and B above, the following has been transferred to Holdco:
•       Ownership of project Components.
•       Rights, title and interest under and to the EPC Agreements associated with the Projects.
•       All asset lease agreements related to the Projects.

Projects Affected

The agreements affect the following Projects, which are now fully under Holdco's management and ownership:

1.     Anchor Foods
2.     CPOA Trianon Retirement Village
3.     Connaught Business Park
4.     Laerskool Dr Havinga
5.     CPOA Quadrant Gardens
6.     CPOA Constantia Place Retirement Village
7.     Bosmansdam High School
8.     CPOA Eventide
9.     Montagu High School
10.  Robertson Voorbereidingskool
11.  Swellendam Secondary School
12.  Baysville Special School
13.  CPOA Avondrust
14.  Zandvliet Care Facility

Impact on the Offering Circular

Previously, the Company's projects followed the structure outlined in its offering circular, where:
•       Projects were owned by The Sun Exchange (SA) Bewind Trust.
•       Projects were leased to customers by the Trust, with lease payments based on electricity production.
•       The Company owned and leased photovoltaic cells to the Trust via the "Cell Owner Agreement."
•       The Company had control rights over projects through the Investment Services Agreement.

With this transaction, Sun Exchange is no longer involved, and the Company, through Holdco, now directly owns and manages all Projects, including their components, leases, and operations. All Projects are fully insured.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: June 3, 2025